# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NYSE** |
| **Sub Filer Id** | **0000720005** |
| **Sub Filer Ccc** | **sjm2a$jw** |
| **Item Ids** | **7.01** |
| **Reporting Period** | **01-25-2006** |
| **Global Enclosed File Count** | **4** |
| **Internet Address** | **nancy.rice@raymondjames.com** |
| | **doug.krueger@raymondjames.com** |
| | **jennifer.ackart@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **rjfearnings1205.htm** |
| | **RJF 8-K** |
| **EX-99.1** | **earningsrelease.htm** |
| | **RJF 2006 First Quarter Results** |
| **GRAPHIC** | **logo1.jpg** |
| | **RJF Logo** |
| **8-K** | **submissionpdf.pdf** |
| | **PDF** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>01-25-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>4</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>rjfearnings1205.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF 8-K</value>
    </field>
    <data sid="data1">
      <filename>rjfearnings1205.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>earningsrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF 2006 First Quarter Results</value>
    </field>
    <data sid="data2">
      <filename>earningsrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo1.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Logo</value>
    </field>
    <data sid="data3">
      <filename>logo1.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>submissionpdf.pdf</value>
```

```
      </field>
      <combobox sid="SubDocument_conformedDocumentType_4">
        <value>8-K</value>
      </combobox>
      <field sid="SubDocument_description_4">
        <value>PDF</value>
      </field>
      <data sid="data4">
        <filename>submissionpdf.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_2">
        <value>jennifer.ackart@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section l3 and l5(d) of the**
**Securities Exchange Act of l934**

**January 25, 2006**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33702**
(Address of Principal Executive Offices) (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On January 25, 2006, Raymond James Financial, Inc. issued a press release disclosing first quarter results for period ended December 31, 2005. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 25, 2006

By: /s/ Thomas A. James

Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1

# RAYMOND JAMES®

Release No. 0106-04                    FOR IMMEDIATE RELEASE


January 25, 2006

RAYMOND JAMES FINANCIAL, INC.
REPORTS RECORD RESULTS IN FIRST QUARTER

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 15 percent increase in unaudited net income to a record $45,109,000, or $0.60 per diluted share, for the first quarter ended December 31, 2005, on net revenues of $526,536,000. In comparison, the firm reported net income of $39,243,000, or $0.52 per diluted share, for fiscal 2005's first quarter.

"In spite of the fact that the first fiscal quarter of 2006 was comprised of 13 weeks contrasted to 14 last year, revenues increased by 10 percent," stated Chairman and CEO Thomas A. James.

"A 62 percent increase in gross interest income accounted for the majority of the increase, supplemented by increases in investment advisory and investment banking fees. Commissions and fees were up 3 percent, even though there were fewer production days.

"Aided by a $10 million increase in net interest, quarterly net income exceeded $45 million, resulting in the second consecutive record quarter," James continued. "Diluted earnings per share reached $0.60. While corporate earnings growth shows signs of slowing down and oil prices continue at record levels, the economic outlook is still generally positive, suggesting a benign environment for the financial services industry, as it appears that tightening by the Fed is nearing an end."

The company will conduct its quarterly conference call January 26 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial," "Financial Reports."

- more -

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,800 financial advisors serving approximately 1.2 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $156 billion, of which approximately $28 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements -regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters - a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2005 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

**Financials follow.** For additional information, contact Steve Valley at 727-567-2824.
Please visit the Raymond James Press Center at **raymondjames.com/media.htm**.

**Raymond James Financial, Inc.**
**Unaudited Report**
For the first quarter ended December 31, 2005
(all data in thousands, expect per-share earnings)

| | First Quarter | | |
| | 2006 | 2005 | % Change |
|---|---|---|---|
| Gross revenues | $ 575,347 | $ 524,377 | 10% |
| Net revenues | 526,536 | 498,985 | 6% |
| Net income | 45,109 | 39,243 | 15% |
| | | | |
| Net income per share - diluted | $ 0.60 | $ 0.52 | 15% |
| Weighted average common and common equivalent shares outstanding - diluted | 75,757 | 75,334 | |

**Balance Sheet Data**

| | December 2005 | September 2005 |
|---|---|---|
| Total assets | $ 9.1 bil. | $ 8.3 bil. |
| Shareholders' equity | $1,316 mil. | $1,242 mil. |
| Book value per share | $17.12 | $16.43 |

**Management Data**

| | December 2005 | Quarter Ended December 2004 | September 2005 |
|---|---|---|---|
| Total financial advisors: | | | |
| United States | 4,544 | 4,494 | 4,591 |
| Canada | 311 | 277 | 295 |
| | | | |
| # Lead managed/co-managed | | | |
| Corporate Public offerings U.S. | 27 | 26 | 32 |
| Corporate Public offerings in Canada | 14 | 8 | 5 |
| | | | |
| Financial assets under management | $ 28.1 bil. | $ 25.1 bil. | $ 27.5 bil. |

- more -

|  | Quarter Ended | |
| --- | --- | --- |
|  | December 2005 | September 2005 |
| Client Assets | $ 156 bil. | $ 151 bil. |
| Client Margin Balances | $1,293 mil. | $1,230 mil. |
| Client Trade Volume | 2,178,000 | 2,278,000 |

|  | Year Ended | |
| --- | --- | --- |
|  | December 31, 2005 | December 31, 2004 |
|  | (000's) | |
| **Revenues:** | | |
| Private Client Group | $ 375,745 | $ 339,948 |
| Capital Markets | 106,604 | 117,019 |
| Asset Management | 46,950 | 39,955 |
| RJBank | 17,854 | 8,983 |
| Emerging Markets | 13,809 | 9,210 |
| Stock Loan/Borrow | 11,616 | 6,825 |
| Other | 2,769 | 2,437 |
| Total | $ 575,347 | $ 524,377 |
| | | |
| **Income Before Provision for Income Taxes and Minority Interest:** | | |
| Private Client Group | $ 36,811 | $ 30,783 |
| Capital Markets | 14,575 | 17,309 |
| Asset Management | 11,014 | 8,383 |
| RJBank | 3,201 | 3,252 |
| Emerging Markets | 2,210 | 1,046 |
| Stock Loan/Borrow | 2,224 | 1,046 |
| Other | 1,300 | 2,986 |
| Pre-tax Income | 71,335 | 64,805 |
| | | |
| Minority Interest | (515) | 1,589 |
| | | |
| Total | $ 70,820 | $ 66,394 |

- more -

**RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**(UNAUDITED)**
**Quarter-to-Date**

(in thousands, except per share amounts)

|  | Three Months Ended | | | | |
|---|---|---|---|---|---|
|  | December 31, 2005 | December 31, 2004 | % Change | September 30, 2005 | % Change |
| Revenues: | | | | | |
| Securities commissions and fees | $366,476 | $357,469 | 3% | $373,702 | (2%) |
| Investment banking | 29,714 | 28,505 | 4% | 62,730 | (53%) |
| Investment advisory fees | 42,746 | 37,452 | 14% | 42,196 | 1% |
| Interest | 88,050 | 54,416 | 62% | 67,400 | 31% |
| Net trading profits | 5,857 | 9,752 | (40%) | 4,693 | 25% |
| Financial service fees | 23,052 | 22,410 | 3% | 21,349 | 8% |
| Other | 19,452 | 14,373 | 35% | 21,861 | (11%) |
| **TOTAL REVENUES** | 575,347 | 524,377 | 10% | 593,931 | (3%) |
| Interest Expense | 48,811 | 25,392 | 92% | 30,370 | 61% |
| **NET REVENUES** | 526,536 | 498,985 | 6% | 563,561 | (7%) |
| Non-Interest Expenses | | | | | |
| Compensation, commissions and benefits | 366,619 | 348,909 | 5% | 389,342 | (6%) |
| Communications and information processing | 24,596 | 21,199 | 16% | 24,675 | 0% |
| Occupancy and equipment costs | 17,402 | 16,053 | 8% | 18,378 | (5%) |
| Clearance and floor brokerage | 5,766 | 5,466 | 5% | 6,049 | (5%) |
| Business development | 17,131 | 14,744 | 16% | 20,500 | (16%) |
| Other | 24,202 | 26,220 | (8%) | 35,752 | (32%) |
| **TOTAL NON-INTEREST EXPENSES** | 455,716 | 432,591 | 5% | 494,696 | (8%) |
| Income before provision for income taxes | 70,820 | 66,394 | 7% | 68,865 | 3% |
| Provision for income taxes | 26,226 | 25,562 | 3% | 28,837 | (9%) |
| Minority Interest | (515) | 1,589 | (132%) | (4,696) | 89% |
| **Net Income** | **$ 45,109** | **$ 39,243** | 15% | **$ 44,724** | 1% |
| **Net Income per share-basic** | **$ 0.61** | **$ 0.53** | 15% | **$ 0.60** | 2% |
| **Net Income per share-diluted** | **$ 0.60** | **$ 0.52** | 15% | **$ 0.59** | 2% |
| **Weighted average common shares outstanding-basic** | **74,334** | **74,002** | | **73,945** | |
| **Weighted average common and common equivalent shares outstanding-diluted** | **75,757** | **75,334** | | **75,846** | |